SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

REUTERS GROUP PLC
(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: August 6, 2007	By:	/s/ Nancy C. Gardner

2 July 2007

Reuters Group PLC (the “Company”) – Voting Rights and Capital

Update as required for June 2007

In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 29 June 2007, the Company’s capital consists of 1,397,407,400 ordinary shares of 25 pence each. The Company holds 135,860,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company is 1,261,547,400 ordinary shares.

The above figure (1,261,547,400) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

Reuters Group PLC – Rule 2.10 Announcement

3 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 2 July 2007 it has 1,261,566,053 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

3 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 3 July 2007 it has 1,261,566,053 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

4 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 4 July 2007 it has 1,125,935,281 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

6 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 6 July 2007 it has 1,261,826,621 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

9 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 9 July 2007 it has 1,261,917,250 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

11 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 11 July 2007 it has 1,261,947,355 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

11 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 11 July 2007 it has 1,261,947,355 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

12 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 12 July 2007 it has 1,261,951,304 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

16 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 16 July 2007 it has 1,261,962,791 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

17 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 17 July 2007 it has 1,262,072,231 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

19 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 19 July 2007 it has 1,262,102,955 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):)

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18 July 2007

6. Date on which issuer notified:	20 July 2007

7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights
				Direct [x]	Indirect xi	Direct	Indirect

ORD – GB0002369139 ADR – US7613M1027			38,400,098 120	38,400,098 120	n/a n/a	3.06% 0.00009%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Option Option	Dec 21 2007 Sep 21 2007		135,000 30,000	0.0107% 0.0024%

Total (A+B)
Number of voting rights	% of voting rights

38,565,218	3.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

Reuters Group PLC – Rule 2.10 Announcement

20 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 20 July 2007 it has 1,262,136,239 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Block Listing of Shares 24 July 2007.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:
Rosemary Martin
General Counsel & Company Secretary
Tel no. 020 7542 2218

Reuters Group PLC – Rule 2.10 Announcement

24 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 23 July 2007 it has 1,262,214,259 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

24 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 24 July 2007 it has 1,262,249,744 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

25 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 25 July 2007 it has 1,262,321,877 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

26 July 2007

Reuters Group PLC
Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 5,000,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:
Rosemary Martin
General Counsel & Company Secretary
Tel no. 020 7542 2218

Reuters Group PLC – Rule 2.10 Announcement

26 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 26 July 2007 it has 1,262,357,475 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

30 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 30 July 2007 it has 1,262,388,214 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

31 July 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 31 July 2007 it has 1,262,480,465 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

31 July 2007

Reuters Group PLC (the “Company”) – Voting Rights and Capital

Update as required for July 2007

In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 31 July 2007, the Company’s capital consists of 1,398,340,465 ordinary shares of 25 pence each. The Company holds 135,860,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company is 1,262,480,465 ordinary shares.

The above figure (1,262,480,465) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706